

05043823

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

CM 9/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olds Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 West Liberty Street Suite 1080
(No. and Street)

Reno	Nevada	89501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RoseAnne Motta (718)383-2299
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED WASH, DC 192

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 9/13

OATH OR AFFIRMATION

I, John H.O. LaGatta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olds Securities Corporation, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KAHELE DUNN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 02-73789-2 - Expires January 23, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED JUNE 30, 2005


SEC MAIL
PROCESSING
RECEIVED
SECTION
WASH, D.C.
192

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Olds Securities Corporation

We have audited the accompanying balance sheet of Olds Securities Corporation as of June 30, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Old Securities Corporation as of June 30, 2005, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
August 22, 2005

OLDS SECURITIES CORPORATION
BALANCE SHEET
June 30, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 7,369
Investment - Warrants (cost $44,100) (Note 5)	28,290
Prepaid expenses	642
TOTAL CURRENT ASSETS	36,301
Property and equipment-at cost, less accumulated depreciation of $30,926 (Note 1)	-0-
TOTAL ASSETS	$ 36,301

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses and other liabilities	$ 600
Investment - Warrants payable upon exercised	24,000
TOTAL CURRENT LIABILITIES	24,600
STOCKHOLDERS' EQUITY	
Common Stock-$100 par value; authorized 5,000 shares; issued and outstanding 650 shares	65,000
Capital contributed in excess of par value	138,105
Deficit	(191,404)
TOTAL STOCKHOLDERS' EQUITY	11,701
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,301

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF INCOME
Year Ended June 30, 2005

REVENUES	
FEE INCOME	$ 5,125
TOTAL REVENUES	5,125
EXPENSES	
Rent and electricity (Note 3)	$ 200
Maintenance fees	481
Professional fees	7,700
Depreciation (Note 1)	0
Insurance	600
SEC charges	1,889
Miscellaneous	77
Corporate taxes	600
TOTAL EXPENSES	11,547
NET LOSS FROM OPERATION	(6,422)
UNREALIZED LOSS ON INVESTMENTS	
Net change in unrealized appreciation On investment	(15,810)
NET INCOME	$(22,232)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2005

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2004	$ 28,933	$65,000	$133,105	$(169,172)
CAPITAL CONTRIBUTION	5,000		5,000	
NET LOSS	(22,232)			(22,232)
SHAREHOLDERS' EQUITY - JUNE 30, 2005	$ 11,701	$65,000	$138,105	$(191,404)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$(22,232)
Adjustments to reconcile net income to net cash used by operating activities	
Decrease in prepaid expenses	48
Unrealized appreciation on warrants	15,810
NET CASH USED BY OPERATING ACTIVITIES	(6,374)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000
NET DECREASE IN CASH	(1,374)
CASH AT BEGINNING OF YEAR	8,743
CASH AT END OF YEAR	$ 7,369
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for state and local minimum income taxes	$ 600

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2005

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Depreciation of property and equipment is provided for by an accelerated method over the estimated useful lives of the assets.

NOTE 2: INCOME TAXES

No provisions for Federal income taxes have been made as the Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholders' tax return.

State and local net operating loss carry forward at June 30, 2005 amount to approximately $84,000 for New York State and New York City which expire through 2017 unless utilized prior thereto.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company is obligated under an informal sublease with its sole shareholder to pay a portion of the shareholder's New York City rental office facilities. The obligation through August, 2004 is $100 per month. During August of 2004 the Company moved its offices to its sole shareholders' offices in Reno, Nevada. No rent is payable at the new location.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6⅔% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2005, the Company had net capital of $6,769 which exceeded requirements by $1,769.

NOTE 5: INVESTMENT - WARRANTS

During March and December 2000, the sole shareholder of the Company purchased and immediately contributed 900 National Association of Security Dealers ("NASD") warrants to the Company. The cost of the warrants is as follows:

Warrants Purchased	Cost per Warrant	Original Warrant	Cost Tranche 4 if exercised	Total Cost
300	$11.00	$ 3,300	$ 4,800	$ 8,100
1,200	14.00	16,800	19,200	36,000
1,500		$ 20,100	$ 24,000	$44,100

According to the Warrant Agreement, each tranche of a warrant is exercisable for one share of common stock which are held in a trust and the owners receive voting trust certificate representing the shares. Warrants not exercised in each tranche period will become worthless at the end of the tranche exercise period. The exercise periods and prices for each tranche is as follows:

Tranche	One Year Exercise Period Begins	Exercise Price Per Share
Tranche 1	June 28,2002(not exercised)	$13.00
Tranche 2	June 28,2003(not exercised)	$14.00
Tranche 3	June 28,2004(not exercised)	$15.00
Tranche 4	June 28,2005	$16.00

The fair market value of the NASD common stock as of June 30, 2005 is $ 18.86 per share. The shares will not be freely tradable until NASDAQ is granted an exchange registration by the SEC. At June 30, 2005 the Company has an unrealized loss of $15,810 upon the exercise and sale of the Tranche 4 warrants. Unless exercised, Tranche 4 will expire on June 27, 2006.

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2005

CREDITS		
Shareholders' equity	$ 11,701	
Warrants Payable upon exercised	24,000	
TOTAL DEBITS		35,701
DEBITS		
Nonallowable assets:		
Investment - warrants	28,290	
Prepaid expenses	642	
TOTAL DEBITS		28,932
NET CAPITAL		6,769
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,769
Ratio of aggregate indebtedness to net capital		0.089 to 1
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 600

OLDS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

OLDS SECURITIES CORPORATION

Annual Audit Report
Period beginning 7/1/04 and ending 6/30/05

Please be advised that there are no material differences between the audited and unaudited net capital requirements for the year ending June 30, 2005 for Olds Securities Corporation.



William T. McCallum, CPA, P.C.

August 22, 2005


SEC MAIL
RECEIVED
PROCESSING
AUG 2 ? 2005
WASH. D.C.
192
SECTION